EXHIBIT 99.1

MAG Silver Announces Robust Updated Technical Report for Juanicipio

Declares Inaugural Mineral Reserves to Support an Initial 13-Year Life of Mine Plan

VANCOUVER, British Columbia, March 27, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) is pleased to announce it has filed on SEDAR, the Juanicipio Mineral Resource and Mineral Reserves NI 43-101 Technical Report (the “2024 Technical Report” or the “Report”) for the Juanicipio Mine (44% MAG, 56% Fresnillo plc, the mine operator) located in the state of Zacatecas, Mexico. The Report was prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Report was prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) of Vancouver, with assistance from Knight Piésold and Co. (“KP”), both independent consultants, on behalf of MAG. This Report provides an update to the “MAG Silver Juanicipio NI 43-101 Technical Report, Amended and Restated, Zacatecas State, Mexico” 2017 Technical Report by AMC. Mineral Resource and Mineral Reserve estimates are current as of May 31, 2023. The Report has an effective date of March 4, 2024.The monetary values shown in the Report are in US dollars ($) and on a 100% basis unless stated otherwise.

MAG Silver Comments on Technical Report Highlights:

  Robust economics; after tax NPV5% of $1.2 billion – The Report reflects the strength of Juanicipio’s economics over an initial 13-year life of mine (“LOM”) generating an annual average free cashflow of over $130 million (“M”) at pricing of $22/oz silver and $1,750/oz gold. Payable production is 93 million ounces (“Moz”) of silver, 557 thousand ounces (“koz”) of gold, 719 million pounds (“Mlbs”) of lead and 991 Mlbs of Zinc.
  33% growth in Mineral Resources (from 2017 PEA) with high potential to increase – Substantial growth in Measured and Indicated (“M&I”) Mineral Resources to 17.0 million tonnes (“Mt”) at grades of 310 grams per tonne (“g/t”) silver, 1.86 g/t gold, 2.89% lead and 5.32% zinc. Extensive near-term upside potential is highlighted with 16% growth in Inferred Mineral Resources of 14.1 Mt at grades of 236 g/t silver, 1.06 g/t gold, 2.41% lead and 6.12% zinc, most of which are in Valdecañas and its splays, which largely remain open.
  Inaugural Mineral Reserve estimate significantly increases economic confidence – 15.4Mt of Proven and Probable Mineral Reserves at grades of 248 g/t silver, 1.58 g/t gold, 2.64% lead and 4.80% zinc (628 g/t silver equivalent (“AgEq”) providing a strong foundation for the highly derisked initial 13-year LOM specifically in the first years where silver grades are high.
  Simplified and robust underground production plan – Based on actual production achieved (to May 31, 2023) part way through ramp-up maintaining a conservative approach to production at an annual average of approximately 1.3 million tonnes per annum (“Mtpa”). Stoping is largely (>90%) from longhole with some cut and fill (<10%). Importantly, development has now reached levels where the Valdecañas Vein is thicker and continuous along strike allowing for more efficient mining and lower costs. Optimization of the mine plan will continue in 2024.
  Efficient mine plan and milling complex in action – Juanicipio has demonstrated consistent improvement in mining and milling performance over the ramp up period coupled with improving metal recovery. Grounded in real-world production data this establishes a springboard for further optimization efforts.
  Exploration upside – In addition to near mine exploration potential, the overall 7,679 Ha Juanicipio property remains largely unexplored with high potential for discovery of new mineralization. Of the remaining 95% of the property outside of the mine area, only the Los Tajos and Mesa Grande areas have had initial drill testing. Drilling in both these areas has proven the geological foundation for discovery including lithologies, alteration and geochemical signatures and the interception of narrow high-level mineralized epithermal veins. Triunfo, 10 km south of the mine, a vast area displaying strong evidence for silica cap, not unlike that of Valdecañas, is also a high priority target. With strategic drilling plans in place, the Company aims to unlock additional value from the extensive land holdings.

“The 2024 Technical Report reaffirms Juanicipio as a generational and premier silver mining asset. Bringing Juanicipio online in 2023 was the culmination of a series of successes since the discovery of Valdecañas in 2005. With the Report reflecting the mine's startup phase, our focus now shifts to optimizing operations as Juanicipio enters steady-state. We are strategically positioned for sustained success with a robust production profile, compelling economics and significant exploration potential. In the short term, we anticipate resource conversion to prolong high-grade silver production and mine life. Looking ahead, this district scale project remains 95% unexplored with multiple potentially high impact targets identified,” said George Paspalas, President and CEO of MAG. “Juanicipio remains well positioned for enduring success and a cornerstone of MAG’s strategy as we continue to maximise its value and foster Company growth.”

Table 1: 2024 Technical Report key economic assumptions and results

Juanicipio deposit	Unit	2023 LOM evaluation
Total ore	kt	15,356
Gold grade[1]	g/t	1.58
Silver grade[1]	g/t	248
Lead grade[1]	%	2.64
Zinc grade[1]	%	4.80
Gold recovery[1]	%	84.4
Silver recovery[1]	%	86.6
Lead recovery[1]	%	86.8
Zinc recovery[1]	%	72.3
Gold price	$/oz	1,750
Silver price	$/oz	22.00
Lead price	$/lb	1.00
Zinc price	$/lb	1.15
Gross revenue	$M	4,879
Selling costs[2]	$M	773
Management fee	$M	158
Capital costs	$M	453
Operating costs (total)[3]	$M	1,318
Operating costs (total)[3]	$/t	85.85
Cumulative pre-tax net cash flow[4]	$M	2,116
Cumulative post-tax net cash flow[4]	$M	1,570
Pre-tax NPV @ 5% discount rate[5]	$M	1,656
Post-tax NPV @ 5% discount rate[5]	$M	1,224

Notes:
- Numbers may not compute exactly due to rounding.
- Exchange rate MXP19:US$1. Metal prices: gold - $1750/oz; silver 22/oz; lead - $1.00/lb; zinc - $1.15/lb.
1 Life-of-mine (LOM) average recoveries to concentrates.
2 Selling costs include penalties, treatment, transportation, and refining costs.
3 Includes mine operating costs, milling, and mine G&A.
4 Undiscounted from 1 June 2023. Cash flow after employee profit sharing benefit (PTU).
5 Discounted from 1 June 2023. Depreciation expenses of $453M (for the remaining project and sustaining capital), and sunk costs of $840M (prior to 31 May 2023) are recognized in the tax calculations.

Mineral Resource Estimates

M&I Mineral Resource estimates (Table 2) are reported for the Valdecañas Vein, which constitutes the majority of the identified mineralized material. Inferred Mineral Resource estimates (Table 2) are reported for the balance of the Valdecañas Vein, as well as its hangingwall and footwall splays (Ramal 1, Anticipada and Pre-Anticipada), the orthogonal Venadas Vein, and for the Juanicipio Vein where the first discovery was made. This estimate is dated May 31, 2023 and supersedes the previous estimate outlined in the 2017 AMC Technical Report.

The new estimates show a significant increase of tonnage, contained metal and most importantly confidence in both M&I of 33%, including what has been mined to May 31, 2023, and for the first time includes Measured Resources. Likewise, expansion and infill drilling since the last Technical Report has also increased Inferred Mineral Resources by 16% with the majority of that coming from the East and West Dilatant Zones (see press release dated August 5, 2021) and the growing hangingwall Anticipada Vein.

Table 2: Juanicipio Mineral Resources at 31 May 2023 (100% basis)

Resource category	Cut-off grade	Quantity	Grade				Contained metal
		Tonnes (kt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Pb (kt)	Zn (kt)
Measured	209 g/t Ag Eq	1,441	2.19	780	1.42	2.70	102	36,130	20	39
Indicated		15,555	1.83	266	3.03	5.56	916	133,039	472	865
Measured & Indicated		16,996	1.86	310	2.89	5.32	1,017	169,169	492	904
Inferred		14,051	1.06	236	2.41	6.12	480	106,676	339	860

Notes:

  CIM Definition Standards (2014) were used for reporting.
  Mineral Resources are reported inclusive of Mineral Reserves.
  Mineral Resources are reported at or above a cut-off grade of 209 grams per tonne (g/t) silver equivalent (AgEq), equivalent to $96.9 NSR. While a 3 m minimum width is applied and blocks above the cut-off grade are largely contiguous mineable shapes have not been defined, which may result in the tonnes of underground Mineral Resources being slightly exaggerated.
  Mineral Resources are reported at values based on metal price assumptions, metallurgical recovery assumptions, mining costs, processing costs, general and administrative (G&A) costs, and variable smelting and transportation costs.
  Metal price assumptions considered for the calculation of metal equivalent values are gold (US$1,450.00/oz), silver (US$20.00/oz), lead (US$0.90/lb), and zinc (US$1.15/lb).
  Assumed metal recoveries of 75.84%, 87.06%, 86.33% and 74.48% for Au, Ag, Pb, and Zn, respectively and on NSR factors of US$30.71/g Au, US$0.46/g Ag, US$15.01/% Pb and US$11.36/% Zn.
  Mineral Resources are reported on a 100% basis. The MAG share is 44%.
  Totals may not compute exactly due to rounding.
  The Mineral Resources were estimated by Fresnillo. Mr John Morton Shannon, P.Geo. (EGBC #32865), has reviewed the Mineral Resources and takes QP responsibility.

Source: AMC based on Fresnillo data, 2023.

Mineral Reserve Estimates

Table 3 shows the reported inaugural Mineral Reserve estimate for the Juanicipio Mine and forms the basis for the initial 13-year mine life plan outlined in the Technical Report and highlighted in this release. The Reserves of Proven and Probable incorporate Measured and Indicated Resources respectively and apply a cut-off value that considers mining, processing, and general and administration costs, with a variable trucking cost for each mining block. Mineral Reserves are largely reported above a value of $122/t ore for longhole stopes which represents >90% of the mine plan and $150/t ore for cut and fill stopes.

Table 3: Summary of Mineral Reserves as of 31 May 2023 (100% basis)

Reserve category	Cut-off grade	Quantity	Grade				Contained metal
		Tonnes (kt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Pb (kt)	Zn (kt)
Proven	277 g/t AgEq	735	1.48	545	1.05	1.99	35	12,865	8	15
Probable		14,622	1.59	233	2.72	4.94	746	109,357	398	722
Proven and Probable		15,356	1.58	248	2.64	4.80	781	122,221	406	736

Notes:

  CIM Definition Standards (2014) were used for reporting.
  All ﬁgures rounded to reﬂect the relative accuracy of the estimates. Mineral Reserves are reported at a cut-off value based on metal price assumptions, metallurgical recovery assumptions, mining costs, processing costs, G&A costs, sustaining capital costs, and variable trucking costs.
  NSR values are calculated as:
    NSR = 30.71*Au+0.46*Ag+15.01*Pb+11.36*Zn. Units Au (g/t), Ag (g/t), Pb (%), Zn (%).
    NSR factors are based on metal prices of $1,450/oz Au, $20.00/oz Ag, $0.90/lb Pb, and $1.15/lb Zn and estimated recoveries of 75.84% Au, 87.06% Ag, 86.33% Pb, and 74.48% Zn.
    Payable metal assumptions for Au are 95% for lead concentrates, and 65% for zinc concentrate; for Ag: 95% for lead concentrates, and 70% for zinc concentrate. Lead 95% payable and zinc 85% payable.
    The all-inclusive operating costs for longhole stopes and cut-and-fill stopes are $122/tonne and $150/tonne respectively (277 g/t AgEq based on weighted average for mining method). The marginal stope cut-off value is generally above $121/t for cut-and-fill and $93/t for longhole stopes.
    Projected stope hangingwall and footwall dilution (ELOS) was included in the stope optimization process. The dilution thickness for stope hangingwall and footwall varies by mining method.
    Additional operational mucking dilution of 0.5 m for longhole and cut-and-fill stopes is applied to the Mineral Reserve calculation. An extra endwall dilution for longhole stopes is assumed as 0.50 m.
    Mining recovery factors are 95% for longhole stopes and 98% for cut-and-fill stopes. Mining recovery factor for ore drive development is 99%. Mining recovery factor for both sill pillars and rib pillars is 0%.
    Exchange rate of 19 MXP to US$1.
    The Mineral Reserves were estimated by Fresnillo. Mr Paul Salmenmaki P.Eng. (EGBC #40227), has reviewed the estimates and accepts QP responsibility for them.
  Totals may not compute exactly due to rounding.
  Note reported on a 100% basis and MAG Silver owns 44% of Minera Juanicipio.

Source: AMC / Fresnillo, 2023.

Current Mine Plan

The mine is accessed via twin declines in the Sierra Valdecañas and a (conveyor) decline near the process plant in the Linares valley to the top of the mineralization. The declines split into three internal footwall ramp systems that access the ore on a 20 m sub-level spacing, with central accesses and footwall drives to the mineralization. Level to level stopes floor to floor are mined from the extents inwards to the central access (retreat) with rock fill placed within 20 m of the retreating face. Truck haulage is currently used for transporting ore and waste, however the installation of a conveyor in the conveyor ramp in 2024 to 2025 has been approved and will become the primary method for transporting ore from underground to the process plant.

All scheduling is carried out using Enhanced Production Scheduling (“EPS”) software. During EPS scheduling, additional dilution ranging from 1% to 5% for mucking and other sources, as well as mining recovery factors of 95% for longhole stoping and 98% for cut and fill. The schedule (Table 4) uses development advance rates in main ramps and lateral drifting in ore of 90 m/month and 50 m/month respectively. Nameplate ore processing capacity of 4,000 tpd was achieved in Q3 2023, averaging about 3,700 tpd in the latter part of the 2023 (approximately 1.3 Mtpa). Optimization and efficiency improvements in underground productivity, equipment utilisation and mining methods are in progress. Mine operations are currently in a ramp-up stage.

Table 4: Mine production schedule by year

Description	2023	2024	2025	2026	2027	2028	2029
Ore tonnes (t)	360	1,285	1,303	1,294	1,300	1,318	1,297
Au (g/t)	1.26	1.45	1.50	1.59	1.53	1.93	1.65
Ag (g/t)	620	403	373	300	287	198	155
Pb (%)	1.62	1.44	1.57	2.18	3.09	3.46	3.03
Zn (%)	3.27	2.76	2.70	3.71	5.10	6.15	5.39
Fe (%)	6.67	6.46	6.77	7.33	6.88	6.54	6.76
Description	2030	2031	2032	2033	2034	2035	Total
Ore tonnes (t)	1,308	1,309	1,308	1,302	1,272	702	15,356
Au (g/t)	1.61	1.66	1.61	1.51	1.37	1.72	1.58
Ag (g/t)	198	169	200	245	135	172	248
Pb (%)	2.97	2.65	2.82	3.13	2.72	3.11	2.64
Zn (%)	4.89	5.20	4.92	5.75	5.87	6.15	4.80
Fe (%)	6.65	6.56	6.58	6.10	5.39	6.38	6.54

Source: Fresnillo, 2023.

Process Plant

The Juanicipio plant was designed with a nominal capacity of 4,000 tpd and consists of a comminution circuit with primary crushing and a semi-autogenous grinding mill and ball mill, followed by sequential flotation to produce a silver-rich lead, zinc and gold-silver-bearing pyrite concentrates. Operations commenced in March 2023, with commercial production declared in June 2023 and nameplate processing achieved in September 2023.

Commissioning and ramp-up have gone well, with the plant achieving designed throughput in line with expectations. Silver, lead and zinc recovery and concentrate grades are and continue to improve with time and optimisation efforts. January 2024 recoveries were 90.0%, 74.0%, 89.5% and 78.5% for silver, gold, lead and zinc respectively. Gold recovery has improved as ramp-up and circuit optimizations, including the February startup of the Knelson concentrator, have progressed. Continual testing and process optimisation is ongoing to maximize recovery and concentrate grades.

Table 5: Average mill recoveries used to estimate production in the financial model

	Gold	Silver	Lead	Zinc
Mill recovery	84.4%	86.6%	86.8%	72.3%

Project infrastructure

A 6.5 km access road, mostly over hilly terrain, accesses the main declines portal site from the mill, with the plant site being connected to the main highway by a 1.4 km road. Both the 1.4 km two lane sealed road, which is suitable for use by heavy vehicles, and the access road to the main portals area are fully constructed and in operation.

Power is currently supplied to a main substation at the processing site via a 115 kilovolt (“kV”) overhead power line connected to the state-owned power grid. From the mill, a 13.2 kV power line has been extended to the conveyor drive, with a similar line to the main mine portals location.

With completion of a Reverse Osmosis plant in 2023 and optimizing the consumption of treated municipal wastewater, all process water requirements are satisfied through the exclusive use of treated wastewater. Potable water is purchased from local providers as required.

Detailed design of the tailings storage facility (“TSF”) for the project was undertaken by Knight Piésold. It is estimated that the Juanicipio processing plant will produce approximately 12.2 Mt of tailings for surface storage over the anticipated initial mine life of approximately 13 years. Mill tailings will be discharged to a TSF which has a total volume capacity of approximately 8.5 Mt as currently designed. It is envisaged that the remaining required tailings storage will come from potential deepening of the Cell 2 basin (currently being pursued), a future expansion to the TSF through construction of an adjacent cell, and / or from a vertical raise of the dam. The Qualified Person (“QP”) understands that all permitting documentation for construction of Cell 2 has been submitted and is expected to be approved in Q1 2024.

Truck haulage is currently used for transporting ore and waste from the mine workings to surface. Development waste is either hauled to surface by trucks via the twin access declines or placed directly into stopes as backfill. Once the conveyor system to surface is in operation, ore transport from various mining levels will be by truck haulage to the crusher on 1950 relative level (“RL”). The crushed material will then be placed on a load-out belt that feeds the first of two sequential underground conveyors that bring the material to surface. At surface, a third conveyor delivers the material to an 8,000 t capacity stockpile that is adjacent to the mill.

Although the main maintenance workshop is located on surface, all major scheduled planned maintenance and rebuilds will take place in the underground workshop. The underground workshop is located on 1850 Level and has multiple service bays with overhead cranes.

There are two temporary pump stations already in operation that together can handle 2,500 gallons per minute (“gpm”). The main pump station on 1850 Level has three pumps installed with a fourth available on stand-by. The current capacity is 5,000 gpm. A second permanent pump station is planned for 1650 Level that will pump to the 1850 Level station. A further main pump station is planned for the bottom of the mine (1250 Level) with a capacity of 2,500 gpm. It is estimated that the current and planned pump stations should provide sufficient capacity for the life of the mine.

The overall plan for handling groundwater is an advanced dewatering strategy that will largely depend on accessing the lower levels of the mine well ahead of stope production. This early development approach provides a means for installing a series of dewatering holes and sumps that will dewater sections of the mine prior to production mining. In 2023, the majority of Juanicipio process and operational water requirements was sourced from dewatering underground workings, with the water used primarily for mine development and dust control. Juanicipio also purchased potable well water from third parties for mine development and domestic use.

Environmental and permitting

Environmental investigations included baseline assessments and initial studies required under Mexican Environmental Laws, inclusive of a Regional Environmental Impact Statement (MIA-R) are up to date. Fresnillo, on behalf of Minera Juanicipio, has confirmed that the project does not have any environmental obligations or liabilities identified to date.

Key permits and licenses for the project are in place and Fresnillo has indicated that all the land included in the design and operation of the Juanicipio Mine has been purchased.

Operating costs and capital costs

The operating costs used for the evaluation of project economics are based on actual operating costs and benchmark costs for similar operations in the area. Average LOM operating costs from the latest cost model for the 2023 Mineral Reserves are summarized as follows:

  Mining - $63.32/t ore
  Processing - $12.15/t ore
  General and Administration- $10.38/t ore
  Total operating cost - $85.85/t ore

For cut-off purposes, the average cut-off values used were $122/t for longhole stopes and $150/t for cut-and-fill stopes to also cover the LOM sustaining capital costs for mining, processing, and G&A; and the operating management fee (totalling $36/t).

Fresnillo has advanced the project through detailed engineering, project construction, and initial mine development and stoping leading to achievement of commercial production in mid-2023. Internal estimates for the remaining Juanicipio capital, inclusive of sustaining capital and as of 31 May 2023, total $453M.

The key aspects of the remaining project and LOM sustaining capital cost estimate ($413M) includes lateral and vertical development as well as project capital requirements ($40M) for remaining surface and underground infrastructure items (e.g. underground to surface conveyor system, tailings facility, etc.).

Economics

Using the referenced production projections and cost estimates, Juanicipio has a post-tax NPV5% of $1,224M (pre-tax $1,656M). Project economics are shown to be most sensitive to silver price and silver grade, followed by operating costs.

Qualified Persons: All scientific or technical information in this press release including assay results referred to, and mineral resource and mineral reserve estimates, if applicable, is based upon information prepared by or under the supervision of the following:

  P. Salmenmaki, P.Eng.
  R. Chesher, FAusIMM (CPMET)
  M. Molavi, P.Eng.
  J. M. Shannon, P.Geo.
  C. Stewart, P.Geo.
  all of AMC, and:
  G. Dominguez, P.E., independent consultant of KP.

All are “Qualified Persons” for purposes of NI 43-101.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tpd Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Cautionary Note to United States Investors

Unless otherwise indicated, technical disclosure included herein, including the use of the terms “Mineral Resources” and “Mineral Reserves” and all Mineral Resource and Mineral Reserve estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this press release may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource or Mineral Reserve estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

“Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration. Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements that address achieving the nameplate 4,000 tpd milling rate at Juanicipio;
  statements that address our expectations regarding exploration and drilling;
  statements regarding production expectations and nameplate;
  statements regarding the additional information from future drill programs;
  estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
  the Company’s expectations regarding the tailings storage facility at Juanicipio;
  the Company’s estimation of tailings production and waste;
  the expected capital, sustaining capital and working capital requirements at Juanicipio;
  the anticipated operations of the processing plant at Juanicipio and the related impacts on production for the current financial year;
  expected upside from additional exploration;
  expectations relating to permits and license; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of changes to the Mexican tax and legal regimes, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: estimates of Mineral Resources and Mineral Reserves being based on interpretation and assumptions which are inherently imprecise; no guarantee that licenses and permits required to conduct business will be obtained, which may result in an impairment or loss in the Company’s mineral properties; rights to use the surface of the Company’s mineral properties are not guaranteed; the properties in which the Company has an interest are located primarily in Mexico; economic and political instability may affect the Company’s business; community relations may affect the Company’s business, including its interest in Juanicipio; adequate funding may not be available, resulting in the possible loss or dilution of the Company’s interests in its properties; substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations; uncertainties and risks relating to the operation of the Juanicipio Mine; the Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate; Juanicipio capital requirements contemplated in the 2024 Technical Report are subject to volatility and uncertainty; Mineral projects, such as Juanicipio, are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for project production; the Juanicipio Mine plan and design and the financial results may not be consistent with the 2024 Technical Report; the continued operation of Juanicipio may be adversely impacted by a lack of access to a skilled workforce; labour risks; the continued operation of Juanicipio may be adversely impacted by lack of access and availability of infrastructure, power and water, and other matters; risks related to the Company’s decision to participate in the development, exploration, processing and production of the Juanicipio Mine; the Company may encounter certain transportation and refining risks that could have a negative impact on its operations; the Company’s mineral properties are subject to title risk and any challenge to the title to any of such properties may have a negative impact on the Company; risks related to potential Indigenous rights claims made against the Company’s mineral properties and the complex nature of such claims; title opinions provide no guarantee of title and any challenge to the title to any properties may have may have a negative impact on the Company; title to the properties in which the Company has an interest that are not registered in the name of the Company may result in potential title disputes having a negative impact on the Company; the Company being a minority shareholder and non-operator of Juanicipio and therefore is dependent on, and subject to, the decisions of the majority shareholder and operator of Juanicipio; the Company holds its Juanicipio interest through a minority shareholding in the Juanicipio Entities and therefore may be adversely impacted by disputes amongst the shareholders; risks related to the highly competitive nature of the mineral exploration industry; tailings storage facility / permit risks; risks related to natural disasters; the Company may face equipment shortages, access restrictions and a lack of infrastructure; the Company is dependent on its key personnel, none of whom are insured by the Company; foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results; risks related to amendments to the Federal Mining Law; the Company’s activities within Mexico are subject to extensive laws and regulations governed by Mexican regulators; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email: info@magsilver.com